BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street
Station
                                   New York, NY  10008
                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Adept Technology Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.
                        Sincerely,

                         Damian P. Reitemeyer

Enclosures

















             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549




                       SCHEDULE 13G




          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                    Adept Technology Inc.
             __________________________________
                       NAME OF ISSUER:
                 Common Stock, no par value
           ____________________________________
                TITLE OF CLASS OF SECURITIES
                         00685410
          _______________________________________
                       CUSIP NUMBER


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

                    Page 1 of  Pages 5

CUSIP No.  00685410                     Page 2 of  Pages 5

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corporation, its wholly owned
subsidiary, Bankers Trust Company   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  []
          (B)  []

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

 Both Bankers Trust New York Corporation and Bankers Trust
Company are New York Corporations.

NUMBER OF      5. SOLE VOTING POWER
SHARES
               Bankers Trust Company  383,200 shares

BENEFICIALLY   6. SHARED VOTING POWER

OWNED BY
              Bankers Trust Company 0 shares

EACH           7. SOLE DISPOSITIVE POWER

REPORTING
               Bankers Trust Company 383,200 shares

PERSON         8. SHARED DISPOSITIVE POWER
WITH
               Bankers Trust Company 0 shares
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

               Bankers Trust Company 383,200 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)

     EXCLUDES CERTAIN SHARES *

               []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company 5.1%

12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporations - HC
     Bankers Trust Company - BK
     CUSIP No.  00685410            Page 3 of 5 Pages




Item 1(a)      NAME OF ISSUER:

                    Adept Technology Inc.

Item 1(b)      ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

               150 Rose Orchard Way
               San Jose, CA  95134

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its whollyowned subsidiary, Bankers Trust Company

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company are incorporated in the State of New York with its principal business office located in New York

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock (no par value) of Adept Technology
Inc.

Item 2(e)    CUSIP NUMBER:

          00685410

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,
     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)
          For Bankers Trust Company
     (b)  [X] Bank as defined in section 3(a)(6) of the
Act. CUSIP No. 00685410                 Page 4 of 5 Pages
Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

     Bankers Trust Company as investment advisor owns
      383,200 shares

     (b)  PERCENT OF CLASS:

          Bankers Trust Company  5.1%

     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -
               Bankers Trust Company  383,200 shares

          (ii)  shared power to vote or to direct the
                 vote -
               Bankers Trust Company 0 shares

           (iii)  sole power to dispose or to direct
                the disposition of -
               Bankers Trust Company 383,200 shares

           (iv)  shared power to dispose or to direct
                   the disposition of -
             Bankers Trust Company 0 shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           []


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF
          ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING
COMPANY:

          See Item 3 above.





CUSIP No. 00685410                 Page 5 of 5 Pages
Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company